

August 20, 2012

Via E-Mail
Mr. Leonidas Korres
Chief Financial Officer
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 18538

> **Re:** **Navios Maritime Acquisition Corporation**
> **Form 20-F for the year ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 001-34104**

Dear Mr. Korres:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies, page 70

1. We note your section on critical accounting policies. It appears that the items included are a mere repetition of the information in your Summary of Significant Accounting Policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Please revise accordingly.

Impairment of long-lived assets, page 70

2. In this regard and with respect to your disclosures on impairment, considering the fact that your market capitalization is less than the book value of your stockholder's equity,

the fact that net loss increased for the three months ended March 31, 2012 as compared to the comparable period of the prior year, the fact that charter rates continue to be depressed, and the fact that revenue increases are primarily due to your operation of an increased number of vessels in the most recent periods, we believe your disclosures should be significantly expanded to provide a sensitivity analysis that considers various scenarios based on different hypothetical key assumptions.

3. In addition, we believe you should provide added disclosure in the form of a table listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels for which market value is below their carrying value, please provide additional disclosure of the aggregate market value and aggregate book value of such vessels. Such information can be provided in narrative form. The additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to your vessels, if you decided to sell a vessel, and is consistent with the requirements Item 303 of Regulation S-K with respect to the discussion of known uncertainties. As part of your response, please provide us with your planned disclosure. We may have further comment upon receipt of your response.

Note 1. Description of Organization and Business Operations, page F-9

4. We note from the disclosure included in Note 1 and from the Company's consolidated statement of cash flows that in connection with the stockholder vote to approve the Company's initial business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312. We also note from the financial statements included in the Company's prior Annual Report on Form 20-F, that in periods prior to the completion of the initial business combination, the common shares subject to possible redemption were classified as mezzanine or temporary equity. Please revise your financial statements to include a rollforward of the activity impacting this category of stockholders' equity for all periods presented in your financial statements as required by Rule 3-04 of Regulation S-X.

Note 3. Initial Vessel Acquisition, page F-16

5. We note that the initial acquisition of vessels from Navios Holdings was treated as an asset acquisition and your footnote disclosure on page F-17 summarizes the consideration paid and the fair values of assets and liabilities assumed. Please explain why the total purchase price of $457,659 described in the first paragraph of Note 3 on page F-16 does not agree to the purchase price allocation reflected on page F-17 of $76,908. Also, please explain why the cash amount paid per the table on page F-17 of $76,428 does not agree to the cash purchase price of $128,659 disclosed in the first paragraph of Note 3 on page F-16. Please advise or revise as appropriate.

6. In a related matter, please explain why the amount of vessels disclosed in the purchase price allocation on page F-17 do not agree to the amount reflected in Note 7 on page F-19.

Note 14. Borrowings

7. We note from the disclosures included in Note 14 that certain of the Company's borrowing arrangements provide for compliance with certain financial covenants. Please revise future filings to disclose the nature and significant terms of your material financial covenants.

8. We note from the disclosure included in Note 14 that the Company's 8 5/8% Notes are fully and unconditionally guaranteed on a joint and several bases by all of the Company's subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). We also note that all of the subsidiaries including Navios Acquisition Financial are 100% owned and the Company does not have any independent assets or operations. Please revise to also disclose whether any subsidiaries of the parent company other than the subsidiary guarantors are minor. Refer to the guidance outlined in Note 1 to Rule 3-10(f) of Regulation S-X. Also, please revise to include the disclosures outlined in Rule 3-10(i) (9) and (10) of Regulation S-X, as applicable.

Note 18. Commitments and Contingencies, page F-29

9. We note the brief disclosure included in Note 18 regarding your shipbuilding contracts and the significant obligations associated with them. In light of the materiality of these obligations due in 2012, please revise your liquidity and capital resources section of MD&A to include disclosure regarding the non-cancelable nature of your contracts for the delivery of new ships, if applicable, and your planned sources of financing for these obligations. Also, please revise MD&A to discuss the potentially adverse consequences to the Company in the event it is unable to secure adequate financing to pay these obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief